ENVOY ANNOUNCES BOUGHT DEAL UNIT OFFERING TO RAISE $15 MILLION

TORONTO, ON (April 26, 2004) – Envoy Communications Group Inc. (“Envoy”) (TSX: ECG; NASDAQ: ECGI) announced that it has entered into a bought deal underwriting commitment to sell to the public 14,300,000 Units (the “Units”) at C$1.05 per Unit, each Unit consisting of one common share of Envoy (the “Common Shares”) and one half of one transferable common share purchase warrant (the “Warrants”). Each whole Warrant will entitle the holder to purchase one Common Share at a price of C$1.80 per Common Share for a period ending on February 20, 2009 and will have substantially the same terms as the Warrants issued in Envoy’s previous Unit offering on February 20, 2004. The sale of the 14,300,000 Units will result in Envoy receiving gross proceeds of approximately C$15 million. Envoy has also granted its underwriter an over-allotment option to purchase an additional 2,145,000 Units at C$1.05 per Unit for a period of 60 days from the closing of the offering, which is expected to occur in early May 2004.

Envoy has also engaged its underwriter as its agent to sell up to 14,300,000 additional units at C$1.05 per unit on a best efforts basis to raise additional gross proceeds of up to approximately C$15,000,000, with a corresponding over-allotment option to purchase up to an additional 2,145,000 units at C$1.05 per unit for a period of 60 days from the closing of the offering.

The net proceeds of the Unit offering will be used for general corporate purposes and potential acquisition and investment opportunities that the Company determines have potential to create value for Envoy shareholders and that either complement or provide an opportunity to diversify the current business of Envoy. Management has identified certain potential acquisition and investment opportunities for further evaluation, although the Company currently has no agreement or commitment with respect to any specific transaction and is not yet negotiating any such transaction.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Envoy

Envoy Communications Group (NASDAQ: ECGI / TSX: ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and Envoy undertakes no obligation to update or revise the statements.

For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212